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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date July 19, 2006	By:	/s/ J.C. Stefan Spicer
J.C. Stefan Spicer, President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. — Reporting Issuer:

Central Fund of Canada Limited
1323 15th Avenue S.W., Suite 805
Calgary, Alberta
T3C 0X8

Item 2. — Date of Material Change:

April 25, 2006

Item 3. — Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on April 25, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. — Summary of Material Change:

On April 10, 2006 Central Fund announced that it entered into an agreement with CIBC World Markets Inc. under which the underwriter agreed to buy and sell to the public, in the provinces and territories of Canada, except Quebec, and in the United States under the multijurisdictional disclosure system, 2,789,750 Class A Shares of Central Fund at U.S.$8.75 per Class A Share with an option to purchase 418,462 additional Class A Shares. On April 11, 2006 Central Fund announced that CIBC World Markets Inc. fully exercised its option to purchase an additional 418,462 Class A Shares. On April 25, 2006 Central Fund announced that it completed the sale of 3,208,212 Class A Shares at U.S.$8.75 to CIBC World Markets Inc. and raised total gross proceeds of U.S.$28,071,855.

Item 5. — Full Description of Material Change:

On April 10, 2006 Central Fund announced that it entered into an agreement with CIBC World Markets Inc. under which the underwriter agreed to buy and sell to the public, in the provinces and territories of Canada, except Quebec, and in the United States under the multijurisdictional disclosure system, 2,789,750 Class A Shares of Central Fund at U.S.$8.75 per Class A Share with an option to purchase 418,462 additional Class A Shares.

On April 11, 2006 Central Fund announced that CIBC World Markets Inc. fully exercised its option to purchase an 418,462 Class A Shares at U.S.$8.75 per Class A Share.

On April 25, 2006 Central Fund announced that it completed the sale of 3,208,212 Class A Shares at U.S.$8.75 to CIBC World Markets Inc. and raised total gross proceeds of U.S.$28,071,855.

The issue was completed at a price that was both non-dilutive and accretive to the net asset value of Class A shareholders prior to the issue. In addition, due to Central Fund's larger asset base as a result of the issue, the operating costs (expense ratio) are expected to be reduced on a per share basis for all Class A Shareholders.

In accordance with its investment policies, Central Fund has invested net proceeds of (after underwriter's commission and expenses of issue) in gold and silver bullion, with the balance of the net proceeds reserved for working capital purposes.

The new total of issued and outstanding Class A Shares of Central Fund is 97,504,532. The investment holdings of Central Fund are now represented by approximately 637,066 fine ounces of gold, 31,847,514 ounces of silver and U.S.$11,735,000 primarily in cash for working capital purposes.

Item 6. — Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

Item 8. — Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 648-7878
Facsimile:	(905) 648-4196
e-mail:	spicer@centralfund.com

Item 9. — Date of Report:

April 25, 2006

J. C. Stefan Spicer President and Chief Executive Officer Central Fund of Canada Limited

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SIGNATURES
MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102